U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.             Name of the Registrant:

West Corporation

2.             Names of persons relying on exemption:

Polygon Global Opportunities Master Fund, Polygon Investment Management Limited, Polygon Investments Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G. G. Dear.

3.             Addresses of persons relying on exemption:

Polygon Global Opportunities Master Fund
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom

Polygon Investment Management Limited
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom

Polygon Investments Ltd.
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom

Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom

Polygon Investment Partners LP
598 Madison Avenue

14th Floor
New York, New York 10022

Polygon Investment Partners GP, LLC
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022

Reade E. Griffith
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom

Alexander E. Jackson
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022

Patrick G. G. Dear
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom

4.             Written materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1):

Polygon Global Opportunities Master Fund (“Polygon”) believes that the proposed recapitalization (the “Recapitalization”) of West Corporation (“West”) is not in the best interests of West’s public stockholders.  This belief has been strengthened by the disclosures made during the past two months in West’s amended proxy statements and Schedule 13E-3’s.   The attached letter to the Special Committee describes some of Polygon’s concerns about the Recapitalization.  Polygon has decided not to engage in a proxy solicitation because it believes the most efficient way to express its views about the Recapitalization may be through public statements and communications with other stockholders.

On September 7, 2006, Polygon sent a letter to the Special Committee of West regarding the Recapitalization which is attached hereto.

2

[LETTERHEAD OF POLYGON GLOBAL OPPORTUNITIES MASTER FUND]

September 7, 2006

The Special Committee of Board of Directors
West Corporation
11808 Miracle Hills Road
Omaha, Nebraska 68154

Dear Members of the Special Committee:

We are writing to you for the second time regarding the proposed recapitalization (the “Recapitalization”) announced by West Corporation (“West”) on May 31, 2006 in a transaction to be sponsored by an investor group led by Thomas H. Lee Partners and Quadrangle Group LLC (collectively, the “Financial Sponsors”).  We continue to hold 2,750,800 shares of the common stock, par value $0.01 per share, of West.

In our letter dated June 26, 2006, we expressed a number of concerns regarding the strategic process that led to the Recapitalization and the price to be paid to the public stockholders of West in the transaction.  Since that time, our concerns have grown based on our review of the preliminary proxy statement and Schedule 13E-3, in each case, as revised or amended.  We note that the amended filings, presumably made in response to comments from the Securities and Exchange Commission (“SEC”) staff, include some highly material information, such as changes between March and May in the valuation metrics used by the Committee’s financial advisor, that West did not include in its initial preliminary proxy statement and Schedule 13E-3.

Based on our review of the preliminary proxy statement and Schedule 13E-3 and other publicly available material, we wish to draw the Special Committee’s attention to two particularly important issues:

•     At its April 20 earnings call, West management reaffirmed the guidance it had issued on April 6 regarding 2006 financial results and cautioned analysts against raising their full year estimates based on West’s strong first quarter.  West maintained this cautionary guidance through the end of May (when the Recapitalization was approved by the Special Committee), despite the fact that management’s projected 2006 earnings per share increased substantially between mid-April and the end of May (see Appendix A for the source of statements in this letter regarding projected 2006 financial results).  We are concerned that the maintenance of this cautionary guidance in the face of improved internal projections may have been an important contributing factor in the large drop in the market price for West stock that occurred between April 20 and May 25, and that this fall in the West stock price, in turn, may have led the Special Committee to accept an unfairly low price for the publicly held stock in the Recapitalization.

•     The financial advisor to the Special Committee (the “Special Committee Financial Advisor”) made changes to its valuation metrics between the March and May presentations to the Special Committee, which had the effect of improving the apparent fairness of the price being paid to the public stockholders.  We have closely reviewed these changes and fail to see their justification, particularly in light of the fact that the financial advisor to the Company made no change in its valuation metrics during the same period.

We propose that the Special Committee communicate with management and its financial advisors about these issues and that West amend its public filings to explain why management did not make prompt disclosure of the increase in projected earnings for 2006 and why the Special Committee Financial Advisor changed its valuation metrics between the March and May presentations to the Special Committee.

I.             West Financial Projections

Based on our review of the “Background of the Merger” section of the revised preliminary proxy statement, it appears that during the 2006 negotiations between the Special Committee and the Financial Sponsors, the principal obstacle to reaching agreement on the financial terms of the Recapitalization was the West stock price, which was generally rising during March and April.  A rising stock price made it more difficult to provide public stockholders an adequate premium within the ceiling that the Financial Sponsor’s had set on the aggregate price it was willing to pay in the transaction.  Therefore, any public statements by management that impacted West’s stock price also affected the prospects of reaching an agreement between the Special Committee and the Financial Sponsors.

On April 6, 2006, following the consummation of the acquisitions of Raindance Communications Inc. and Intrado Inc., West issued a press release updating its guidance for the fiscal year ending December 31, 2006, which is summarized below.

Revenue	$1,830 - $1,880
Operating Margin	16.5% - 17.0%
Net Income	$155 - $165
Cash Flow from Operations	$315 - $335
Capital Expenditures	$83 - $96

The closing price for West’s shares on April 5, 2006, was $44.10.  Following the release of West’s revised forecasts, West’s share price immediately began to rise.  Street estimates of 2006 EPS on April 12 were $2.26, compared to a management estimate of $2.28 reflected in the Special Committee Financial Advisor’s presentation dated April 13, 2006 (the “April Presentation”).

At the same time that West’s management was providing analysts and its investors with guidance for the remainder of the fiscal year, West was negotiating the Recapitalization with the Financial Sponsors; and the rising stock price (which reached a close of $48.44 per share on April 12, 2006) appears to have made it more difficult for the negotiators to reach agreement.  In the “Background of the Merger” section of the revised preliminary proxy statement, West notes that on April 13, 2006, the Special Committee discussed the recent trading activity in West’s common stock (which had been rising following the release by West of the revised guidance on April 6) and recent analyst reports regarding West: “[a]fter discussion and taking into account, among other things, our recently updated financial guidance and the current trading price of our common stock, the special committee determined that it would seek a purchase price for our public stockholders of $50 per share in a bifurcated transaction.”  The Financial Sponsors were unwilling to increase their previous offer of an average price of $44.50 per share to a level that would generate $50 per share for the public stockholders, and discussions between the parties ceased on that day.

On April 19, 2006, less than a week following the termination of discussions with the Financial Sponsors, West issued its results for the first quarter.  Investors were once again pleased with West’s results and West’s share price rose to an all-time high of $49.52 on April 20.  However, on April 20 Thomas Barker, Chief Executive Officer and director of West, made the following statement at the opening of the earnings call:

We had a great quarter, and we’re on track to hit our numbers for the year, but as a cautionary note to our analysts, it’s important to recognize, there’s still some seasonality into our business.  Receivables management, direct response divisions, generally have strong first quarters.  This, in conjunction with the strong revenue from conferencing, led to a more profitable quarter than we anticipated, and more profitable than many of you have modeled. We’re sticking with our guidance for the year.  Analysts who changed their first quarter numbers without making adjustments to subsequent quarters, run the risk of having a forecast that is outside of our stated range for the year.

The market price of West’s common stock began dropping the day following Mr. Barker’s cautionary remarks, and on May 23, after the stock had closed at $41.55 per share the previous day, the Financial Sponsors reopened discussions with West regarding the Recapitalization.  The decline in the market price of West’s stock apparently reduced the price that the Special Committee found it necessary to obtain for the public stockholders.  The Special Committee lowered its asking price to $49 per share; and it eventually agreed on a price of $48.75 per share for the public stockholders.

While these events were occurring, however, there was a significant increase in management’s projections for 2006.  West’s internal forecasts for 2006 earnings per share as of May 25 ($2.43) were 7.5% ahead of analyst projections as of April 12 and 5.6% ahead of the analyst projections as of May 26, in each case, as reflected in the Special Committee Financial Advisor’s presentations filed with the SEC.  We ask that the Special Committee consider the impact the public disclosure of these improved projections would have had on West’s share price in the days leading up to the announcement of the Recapitalization.  We ask that the Special Committee also consider how the negotiations with the Financial Sponsors would have been affected if the West stock price had not declined over 15% between April 20 and May 23.

It is unclear when West management became aware of the facts that led to the revised internal projections that were included in the Special Committee Financial Advisor’s presentation dated May 31, 2006 (the “May Presentation”).  If management was aware of these facts on April 20 when they made their cautionary remarks to securities analysts, we believe that these remarks could be viewed as materially misleading to investors.

If management became aware of these facts at a later date, we believe that management may have had an obligation to update its prior cautionary guidance once they became aware of West’s improved prospects for 2006.  This obligation was particularly important at a time when West’s share price was being used as the basis for determining the price at which the public stockholders of West would be required to sell their shares.  The public stockholders of West will not have an opportunity to vote down the transaction because the Special Committee failed to negotiate a majority of the minority condition.

II.            Analysis of the Special Committee Financial Advisor

The Special Committee Financial Advisor prepared a number of written presentations to assist the Special Committee in its consideration of strategic alternatives, including the Recapitalization.  Based on our review of the Special Committee Financial Advisor’s presentations that West has filed with the SEC, it appears that between the time of the Special Committee Financial Advisor’s presentation dated March 14, 2006 (the “March Presentation”) and the May Presentation, the Special Committee Financial Advisor made certain changes to its analysis which bolstered its conclusion that the merger consideration to be received by the public holders of West common stock was fair from a financial point of view to such holders.  We have carefully reviewed the underlying data and fail to see the justification for these changes.  Having reviewed the two presentations of the financial advisor to the Board of Directors (the “Board Financial Advisor”) which West has disclosed to date, we find it significant that the Board Financial Advisor made only two minor adjustments to its analysis between the time of its presentation on March 14, 2006 and its presentation on May 30, 2006.1

Comparable Companies.  Between the time of the March Presentation and the May Presentation, the Special Committee Financial Advisor lowered the multiple it applied to West’s projected results for 2006.  Applying lower multiples reduced the reference range considered by the Special Committee Financial Advisor in its analysis of the fairness of the consideration to be received by the public stockholders of West.  As a result, the merger consideration was shown to exceed the reference range generated based on the comparable company analysis.

Based on trading multiples of comparable companies in the customer care, conferencing, receivables management and business process outsourcing businesses, in the March Presentation, the Special Committee Financial Advisor applied a 17x-19x multiple of price to estimated 2006 earnings of West in generating a reference range of $38.59-$43.13.  In the April Presentation, the Special Committee Financial Advisor applied a multiple of 18x-19x “base case” estimated 2006 earnings of West generating a reference range of $40.86-$43.13.  In the May Presentation, the

(1) We note that in the Board Financial Advisor’s May presentation, for purposes of the discounted cash flow analysis it deducted minority interest expense from projected EBITDA which it did not do in its March presentation.  In addition, for purposes of the leveraged buyout analysis, the Board Financial Advisor increased the hypothetical equity to management at exit from 5.0% in the March presentation to 7.5% in the May presentation.

Special Committee Financial Advisor applied a 17x-18x multiple to the “base case” estimated 2006 earnings of West generating a reference range of $41.31-$43.74.  However, between March 10, 2006 (the reference date for the comparable company analysis in the March Presentation) and May 26, 2006 (the reference date for the comparable company analysis in the May Presentation), multiples expanded significantly in the customer care and conferencing industries, while increasing fractionally in the receivables management industry and decreasing fractionally in the business process outsourcing industry (as is shown in the table below).

Industry	Average P/E as of March 10, 2006	Average P/E as of May 26, 2006
Customer Care	19.785	21.9625
Conferencing	17.45	20.1
Receivables Management	13.25	13.3
Business Process Outsourcing	18.05	17.425

Also, between April 12, 2006 (the reference date for the April Presentation) and May 26, 2006 multiples expanded in each of the four industry groups reviewed by the Special Committee Financial Advisor (as is shown in the table below).

Industry	Average P/E as of April 12, 2006	Average P/E as of May 26, 2006
Customer Care	20.4625	21.9625
Conferencing	17.2	20.1
Receivables Management	12.525	13.3
Business Process Outsourcing	17.375	17.425

Despite the expansion in multiples, the Special Committee Financial Advisor applied a lower multiple to estimated 2006 earnings of West in the May Presentation (17x-18x) than in the April Presentation (18x-19x) or the March Presentation (17x-19x).  Based on the performance of the comparable companies selected by the Special Committee Financial Advisor it would seem that the multiple to be applied to West’s projected results should have been raised, not lowered.  The reference range which would have resulted from applying a higher multiple in the May Presentation would have negatively impacted the Special Committee Financial Advisor’s fairness analysis.

Further, in the comparable companies analysis the Special Committee Financial Advisor generated a second reference range using multiples of price to estimated 2006 adjusted EBITDA.  Based on this analysis, in the April Presentation, the Special Committee Financial Advisor applied a multiple of 8.0x-8.75x estimated 2006 adjusted EBITDA, after having used a multiple of 7.5x-8.5x in March.  Again, despite the fact that between April 12, 2006 and May 26, 2006, multiples expanded in each of the four industry groups reviewed by the Special Committee Financial Advisor (as is shown in the table below), the May Presentation applied a lower multiple of estimated 2006 adjusted EBITDA (8.0x-8.5x).

Industry	Average Aggregate Value / EBITDA as of April 12, 2006	Average Aggregate Value / EBITDA as of May 26, 2006
Customer Care	6.9625	8.0875
Conferencing	9.3	9.85
Receivables Management	7.425	7.875
Business Process Outsourcing	9.5	9.75

Precedent Premiums Paid.  The summary preliminary valuations included in the March Presentation, April Presentation and May Presentation, each include a reference range based on premiums paid in acquisitions of U.S. targets in all cash transactions with a value in excess of $1 billion.  However, the March Presentation and the April Presentation include a reference range based only on the premiums paid relative to the 30-day average of the target’s share price.  In the May Presentation an additional reference range was added based on premiums paid relative to the target’s share price one-day prior to the announcement of the transaction.  This change was significant because the proposed per share price being offered to public stockholders of West falls below the reference range based on the 30-day average but is within the lower end of the reference range based on the 1-day average.

LBO Analysis.  In both the March Presentation and the April Presentation, the Special Committee Financial Advisor applied exit multiplies of between 8.00x-9.00x adjusted EBITDA to generate projected internal rates of return.  However, in the May Presentation the Special Committee Financial Advisor utilized a range of exit multiples of 7.00x-8.00x adjusted EBITDA.  Despite the reduction in the projected exit multiple, the blended price of approximately $45.50 still leads to an internal rate of return of 25%-30%.  If the Special Committee Financial Advisor had utilized the prior range of 8.00x-9.00x adjusted EBITDA (the Recapitalization values West at 8.7x LTM Adjusted EBITDA), the LBO sensitivity analysis would have suggested an internal rate of return in excess of 30%.

In the March Presentation, the Special Committee Financial Advisor provided an overview of the financial markets, focusing on the acquisition market.  The Special Committee Financial Advisor noted that private equity had generally been targeting “18-22% risk-adjusted returns”.  However, for purposes of the LBO analysis in the May Presentation, the Special Committee Financial Advisor noted in West’s preliminary proxy statement that “financial sponsors would likely target 5-year internal rates of return of approximately 20% to 30% for both the Base Case and Sensitivity Case”.  As a result, this analysis implied a lower value for West’s common stock.  Again, the Special Committee Financial Advisor failed to note what precipitated the change in their view of the market.

Discounted Cash Flow.  In the March Presentation, for purposes of the discounted cash flow analysis, the Special Committee Financial Advisor assumed discount rates of 9.5%-11.5% and exit multiples of 7.5x-8.5x.  For purposes of the April Presentation, the Special Committee Financial Advisor increased the range of discount rates to 10.0%-12.0% while the exit multiples remained unchanged.  Finally, in the May Presentation, the Special Committee Financial Advisor continued to use the higher discount rate from the April Presentation but lowered the range of exit multiples to 7.0x-8.0x.  Each of these changes resulted in a reduced valuation of West.

Illustrative Leveraged Recapitalization Example.  In the March Presentation, for purposes of the illustrative leveraged recapitalization example, the Special Committee Financial Advisor applied a range of price-to-earnings ratios of 16.0x to 21.0x estimated 2006 and 2007 earnings.  For purposes of the May Presentation, the Special Committee Financial Advisor applied a lower range of price-to-earnings ratios of 15.0x to 20.0x estimated 2006 and 2007 earnings.  Although the range of values generated by the Special Committee Financial Advisor’s analysis in the May

Presentation increased due to the improved projections for West, lowering the multiples applied to these improved projections reduced the impact of West’s improved outlook.

Base Case vs. Management Sensitivity Case.   The LBO Sensitivity Analysis and the Discounted Cash Flow Analysis in the May Presentation included a “management sensitivity case” as well as a “base case”, and both the management sensitivity case and the base case were included in the summary preliminary valuation.  In each case, with one exception, the use of the management sensitivity case produced a lower reference range than the base case (see Appendix A).2

According to the May Presentation, the management sensitivity case represented projections provided by West management in March 2006.  As such, the March Presentation was based on these projections and these projections were included in the April Presentation as the base case along with a revised case.  However, there is no explanation as to why these older projections were an appropriate basis for considering the fairness of the merger consideration to the public stockholders of West in the May Presentation.  If the management sensitivity case was included as a proxy for a downside case, which financial advisors often include in their analysis, the Special Committee Financial Advisor should also have included an upside case, as is customary practice, in our view.  Also, in the latest version of the revised proxy statement filed by West, the description of the Special Committee Financial Advisor analysis includes no explanation for why the management sensitivity case was utilized.  It is worth noting that the disclosure in the proxy statement states that the management sensitivity case is based on management projections provided to the Special Committee Financial Advisor on April 12, 2006, which is inconsistent with the information included in the May Presentation.

As indicated above, we propose that the Special Committee communicate with management and its financial advisors about these issues.  Further, West should disclose why the Special Committee Financial Advisor materially altered its analysis so that Polygon, and the other stockholders of West, are able to understand the basis for the Special Committee Financial Advisor’s opinion that the merger consideration to be received by the public holders of West common stock was fair from a financial point of view to such holders.

SINCERELY,

POLYGON GLOBAL OPPORTUNITIES MASTER FUND
By:	Polygon Investment Partners LLP,
its investment manager

	By:	/s/ READE E. GRIFFITH
		Name:	Reade E. Griffith
		Title:	Principal

(2)             A review of the underlying data shows that 2006 revenues in the management sensitivity case are higher than in the base case.

Appendix A

West Corporation Projections

	Street Estimates as of 3/10 (Reflected in March Presentation)	West Projections (Reflected in March Presentation)	April 6 Press Release Updating Guidance for 2006			Street Estimates as of 4/12 (Reflected in April Presentation)	West Projections (Reflected in April Presentation)	Street Estimates as of 5/26 (Reflected in May Presentation)	West Projections (Reflected in May Presentation)	Projections from Preliminary Proxy Statement
2006E Revenue	$1,706 million	$1,899 million	$1,830	-	$1,880	$1,875	$1,922 million	$1,878 million	$1,884 million
million
2007E Revenue	$1,854 million	$2,062 million				$2,106	$2,094 million	$2,093 million	$2,094 million	$2,094 million
2008E Revenue		$2,249 million					$2,289 million		$2,289 million
2009E Revenue		$2,447 million					$2,458 million		$2,488 million
2010E Revenue		$2,662 million					$2,712 million		$2,712 million
2006E EPS	$2.23	$2.27				$2.26	$2.28	$2.30	$2.43
2007E EPS	$2.47	$2.62				$2.62	$2.80	$2.65	$2.80
2008E EPS		$3.21					$3.42		$3.42
2009E EPS		$3.65					$3.97		$3.97
2010E EPS		$4.16					$4.58		$4.58
2006E Adjusted EBITDA*	$409 million	$462 million				$459 million	$465 million	$447 million	$481 million
	(street basis)					(street basis)		(street basis)**
2007E Adjusted EBITDA*	$438 million	$500 million				$501 million	$520 million	$490 million	$520 million
	(street basis)					(street basis)		(street basis)**
2008E Adjusted EBITDA*		$542 million					$568 million		$568 million
2009E Adjusted EBITDA*		$587 million					$626 million		$624 million
2010E Adjusted EBITDA*		$640 million					$689 million		$687 million
2006E EBIT	$288 million	$322 million				$312 million	$321 million		$314 million
(adjusted)*
2007E EBIT	$319 million	$361 million				$369 million	$382 million		$358 million
(adjusted)*
2008E EBIT		$413 million					$439 million		$412 million
(adjusted)*
2009E EBIT		$456 million					$494 million		$464 million
(adjusted)*
2010E EBIT		$516 million					$564 million		$531 million
(adjusted)*

*                    Includes other income and reduced minority interest (assumed cash outflow).

**             Street basis includes minority interest.